大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A11/atl/sc

18 June 2008

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2008 JUL -1 P 12:28

Dear Sir

DE-LISTING TENDER OFFER FOR UOB BUANA

We enclose a copy of our announcement dated 18 June 2008 in regard to the above matter for your information

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

08003540

Leo Hee Wui
Assistant Secretary

Enc

PROCESSED
JUL 03 2008
THOMSON REUTERS

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

DE-LISTING TENDER OFFER FOR UOB BUANA

Singapore, 18 June 2008 – United Overseas Bank Limited ("UOB"), through its wholly-owned subsidiary, UOB International Investment Private Limited ("UOBII"), currently holds approximately 61.1% of the total issued shares of PT Bank UOB Buana Tbk ("UOB Buana").

UOBII has proposed and the boards of UOB Buana have agreed to propose that UOB Buana be de-listed from the Indonesia Stock Exchange and be converted from a public to a private company ("Transactions"). The Transactions are subject to the approval of UOB Buana's independent shareholders and Indonesian regulatory authorities. If approved, UOBII will undertake a delisting tender offer for the remaining shares in UOB Buana not owned by it, in accordance with the prevailing rules, regulations and policy of Bapepam-LK and the Indonesia Stock Exchange.

Chan

Mrs Vivien Chan
Company Secretary

END